VISION FINANCIAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION

FOR THE SIX MONTHS ENDED

DECEMBER 31, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67447

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **07/01/23** AND ENDING **12/31/23**
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Vision Financial Markets LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

120 Long Ridge Road, 3 North
(No. and Street)

Stamford	**CT**	**06902**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Howard Rothman	**(203)388-2660**	hrothman@vfmarkets.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PKF O'Connor Davies, LLP
(Name – if individual, state last, first, and middle name)

245 Park Avenue, 12th Floor	**New York**	**NY**	**10167**
(Address)	(City)	(State)	(Zip Code)

09/29/2003	**127**
(Date of Registration with PCAOB)(If applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Howard Rothman _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Vision Financial Markets LLC _____, as of 12/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _~~Howard Rothman~~_

Title:
President

Victor Holland
Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Vision Financial Markets LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Vision Financial Markets LLC (the "Company") as of December 31, 2023 and the related notes to the statement of financial condition (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PKF O'Connor Davies, LLP

We have served as the Company's auditor since 2015.

February 29, 2024

PKF O'CONNOR DAVIES, LLP
245 Park Avenue, New York, NY 10167 | Tel: 212.286.2600 | Fax: 212.286.4080 | www.pkfod.com

VISION FINANCIAL MARKETS LLC
Statement of Financial Condition
December 31, 2023

ASSETS	
Cash	$ 52,519,624
Cash segregated in compliance with federal and other regulations	79,912,591
Total cash	132,432,215
Securities owned, at fair value (pledged $0 as collateral)	55,861,180
Receivable from and deposit with clearing organizations (cash of $46,098,180)	46,098,180
Receivable from brokers or dealers	1,169,821
Receivable from customers	151,484,268
Receivable from non-customers	89,008,194
Securities borrowed	15,272,221
Secured demand notes	21,680,000
Accrued interest and dividends receivable	778,348
Receivable from affiliates	98,448
Operating lease right-of-use asset	504,225
Other assets	1,984,247
TOTAL ASSETS	$ 516,371,347
LIABILITIES AND MEMBERS' EQUITY	
Payable to customers	$ 302,104,490
Payable to brokers or dealers and clearing organizations	3,800,111
Payable to non-customers	19,339,213
Bank loan payable	607
Securities loaned	85,167,379
Operating lease liability	521,798
Cash collateral on secured demand notes	11,097,898
Compensation payable	35,304,366
Accounts payable, accrued expenses and other	8,110,973
	465,446,835
Liabilities subordinated to the claims of general creditors	30,180,000
TOTAL LIABILITIES	495,626,835
Members' equity	20,744,512
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 516,371,347

The accompanying notes are an integral part of this financial statement.

VISION FINANCIAL MARKETS LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
FOR THE SIX MONTHS ENDED
DECEMBER 31, 2023

NOTE 1.   ORGANIZATION OF BUSINESS
Vision Financial Markets LLC (the "Company"), is a Delaware limited liability company headquartered at 120 Long Ridge Road, 3 North, in Stamford, Connecticut. It is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer operating a securities brokerage business conducted on a self-clearing basis and provides clearing services for customers primarily introduced by US correspondent broker dealers and foreign broker dealers. The Company's primary self-regulator (designated examining authority) is the Financial Industry Regulatory Authority ("FINRA"). The Company is a member of the major US securities and options exchanges, including the New York Stock Exchange. It is a clearing member of the Options Clearing Corporation and is a clearing participant of the Depository Trust Company ("DTC"). The Company is also a member of the Municipal Securities Rulemaking Board ("MSRB"). The Company changed its fiscal year end from June 30 to December 31 effective December 31, 2023, hence, the accompanying financial statements are for the period July 1 to December 31, 2023.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Revenue Recognition
The Company follows ASC Topic 606, Revenue from Contracts with Customers ("ASC 606"). The revenue recognition guidance requires an entity to follow a five-step model to recognize revenue in order to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Commissions: Commission revenues primarily arise from agency transactions in US equities, ETFs, options, and other US investment vehicles. Commission revenues are recognized in the accounts on trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Interest and Dividend Income: Interest income is reported on the accrual basis and dividends are recorded on the ex-dividend date. The accounting for these revenues is not impacted by ASC 606 as they fall outside of its scope.

Gain / (loss) from Securities Trading: The Company's trading gains and losses are derived from its proprietary trading and stock lending and borrowing activities. Purchases and sales of securities are recorded on a trade-date basis. Realized and unrealized gains and losses of securities

NOTE 2.　　SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Revenue Recognition (continued)

are included in the determination of net gain from securities trading. The Company also earns income from stock loan rebates from either certain securities Vision lends to counterparties or securities borrowed by the Company, which is also included in net gain from securities trading. In the case of non-cash collateral, including equities, corporate bonds and other products, a fee is charged to the Company by the lender of the securities. These fees are an offset to the stock rebates. The accounting for these revenues is not impacted by ASC 606 as they fall outside of its scope.

Corporate Service Fees: Corporate services handles mostly US high net worth clients seeking to deposit shares of stock received directly from an issuer that are currently residing at a US transfer agent. Clients typically receive the shares for a variety of reasons including through a registered direct offering, a warrant or note conversion, or performing services for the issuer. Before the Company conducts an extensive legal and AML review, the client is required to provide the Company extensive documentation including a legal opinion regarding how they acquired the shares and why they are eligible for resale. The Corporate services group conducts its legal and AML review to ensure the client is complying with the applicable SEC and other regulatory rules and laws, and if approved, the shares are delivered to the client's account at the Company from the transfer agent and eligible to be sold. In addition to commissions charged on the sale of the stock, the client is charged a corporate service review fee for the legal and AML review. The Company charges and recognizes corporate services fees upon completion of the reviews as that is when the performance obligation is satisfied.

Correspondent Guaranteed Fees: The Company, in its capacity as a self-clearing securities broker dealer and member of various US stock and option exchanges, provides certain services to broker dealers typically operating on the trading floor of an exchange. These services include providing a clearing firm guarantee and an account to possess any error trades. Such account shall be used solely in such instances that a broker dealer correspondent, in the normal course of its business, experiences an "Error" (defined as a transaction that is erroneous in nature and cannot be applied to a correspondent account). The correspondent shall be responsible for any losses which occur in the error account. The Company charges and recognizes a fixed monthly fee based upon the terms of the respective agreements as the Company satisfies the performance obligation of holding and clearing the correspondents' error accounts.

Trading Fees: The Company's trading fee income is comprised of fees for blue sheet reporting, corporate actions, illiquid securities fees, NSCC back-office clearance fees, and payment for order flow, or "PFOF." Such fees are recognized when the promised goods or services are delivered, in an amount that is based on the consideration the Company expects to receive in exchange for those goods or services when such amounts are not probable of significant reversal.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Other Income: The Company's other income is comprised of various other fees charged to customers in addition to other revenue earned by the Company. Such fees are recognized when the promised goods or services are delivered, in an amount that is based on the consideration the Company expects to receive in exchange for those goods or services when such amounts are not probable of significant reversal.

Deposits with Clearing Organizations

Deposits with clearing organizations typically represent cash deposited with central clearing agencies for the purposes of supporting clearing and settlement activities. Customer collateral pledged is not reflected on the Statement of Financial Condition.

Foreign Currency Transactions

Realized and unrealized gains and losses resulting from foreign currency transactions are included in net income.

Fair Value Measurement – Definition and Hierarchy

Securities Owned are carried at fair value. Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures* establishes a classification hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available.

Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are those that reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability based on the best information available in the circumstances. The classification hierarchy is broken down into three levels:

Level 1 – Fair value measurements based on quoted prices in active markets for identical assets or liabilities that the Company has access to and are not adjusted.

Level 2 – Fair value measurements based on inputs that are observable, both directly and indirectly, for instruments in markets that are not active (including those that are "thinly traded") or have restrictions on their resale. Level 2 inputs include quoted prices for similar assets and liabilities that are in active markets, "as if" conversions for constrained instruments, discounts for trading volume constraints and others such as interest rates and yield curves that are obtainable at common intervals.

Level 3 – Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Unobservable Level 3 inputs include commonly used pricing models, the Company's internally developed data and assumptions for valuation methodology and other information used by the Company to assist in exercising judgment for instruments that fall into this level.

NOTE 2:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors. This includes the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the instrument is reported in the lowest level that has a significant input. Even when inputs are not observable, the Company's own assumptions and methodologies are established to reflect those that market participants would use in pricing the asset or liability at the measurement date. In addition, during periods of market dislocation, the observability of inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified to a lower level within the fair value hierarchy.

Income Taxes

No federal or local income taxes have been provided on profits of the Company since the members are individually liable for the taxes on their share of the Company's income or loss.
The Company paid $950,552, included in State & City taxes in the Statement of Operations, to New York City and the CT Pass -Through Entity Tax during the six months ended December 31, 2023.

The Company accounts for income taxes under ASC 740, *Income Taxes*, which provides guidance related to the evaluation of uncertain tax positions. ASC 740 requires that management evaluate whether a tax position of the Company is "more-likely-than-not" to be sustained upon examination by the applicable taxing authority, including resolutions of any related appeals or litigation process, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Derecognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce members' capital.

Based on its analysis, management has concluded that no liability for unrecognized tax exposures should be recorded related to uncertain tax positions, including consideration of penalties and interest, for open calendar tax years 2020, 2021, and 2022, or expected to be taken on the Company's 2023 tax returns. Management's conclusions regarding the Company's uncertain tax positions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. Management does not expect that the total amount of unrecognized tax benefit will materially change over the next twelve months.

NOTE 2:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash

For the purpose of reporting cash flows, cash is defined as segregated and non-segregated cash. The Company maintains its cash at highly accredited financial institutions with balances that, at times, may exceed federally insured limits. At December 31, 2023, the Company's cash balance exceeded federally insured limits by $131,199,499.

Customer & Noncustomer receivables and payables

Accounts receivable from and payable to customers & non-customers include amounts due/owed on cash and margin transactions. Securities owned by customers & non-customers are held as collateral for receivables. The Company monitors the receivables from and payables to customers and non-customers on a daily basis   To the extent that the collateral, the guarantees and any other rights the Company has against the customer, non-customer or the related introducing broker are not sufficient to cover any potential losses, then the Company records the loss.

Other Assets

Other assets are comprised of receivables generated in the normal course of business, including trades pending settlement, investment in DTC, pre-paid rent & rent security deposits.

Use of Estimates in Financial Statements

Management makes estimates and assumptions in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Current Expected Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense. Based on the Company's evaluation of its receivables, it has deemed that there is no necessary allowance for credit losses as of December 31, 2023.

NOTE 3:   ASSETS SEGREGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934(SEA) AND REGULATIONS THEREUNDER

The Company is required to separately account for and segregate all assets held for the benefit of customers, as defined by the SEA, in connection with transactions in securities. At December 31, 2023, segregated assets included in the statement of financial condition were as follows:

Cash $ 77,395,584

US Treasury Bills $ 55,861,116

Assets in segregation exceeded the segregation requirements by $4,344,478 after considering the deposit made within the allowable time frame on January 2, 2024. Also included in Cash - Segregated in statement of financial condition was $2,517,007 held in PAB Reserve Bank Accounts.

The Company follows ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (ASU 2016-18), which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. Upon assessment of the cash flow issues subject to amendment, the adoption of ASU 2016-18 did not have a material impact on the Company's statement of cash flows.

NOTE 4:   SUBORDINATED LIABILITIES

The Company possesses firm capitalization that is comprised of both LLC capital (including any restated earnings) and qualified subordinated debt. The Company has subordinated loans totaling $30,180,000, consisting of cash subordinations of $8,500,000 (bearing interest at 5% to 6.50% per annum) and secured demand note agreements of $21,680,000 (bearing interest at 3% to 12.80% per annum), all of which mature as follows:

| | | Subordinated loans | |
Year ending December 31,	Cash	Pursuant to secured demand note agreements	Total
2024	$ 5,750,000	$ 7,455,000	$ 13,205,000
2025	--	3,000,000	3,000,000
Thereafter	2,750,000	11,225,000	13,975,000
	$ 8,500,000	$ 21,680,000	$ 30,180,000

NOTE 4:   SUBORDINATED LIABILITIES (continued)

Subordinated loans in the amount of $15,475,000 meet the definition of equity subordinations. Subordinated loans are subordinated to the claims of general creditors, have been approved by FINRA and are available in computing adjusted net capital under the SEA Rule 15c3-1. Subordinated borrowings may only be repaid if, after giving effect to such repayment, the Company meets the SEA Rule 15c3-1 capital regulations governing the withdrawal of subordinated debt.

NOTE 5.   OPERATING AGREEMENT

The Company currently has three classes of membership (ownership): Class A Common (owned 100% by the Managing Member), Class A Preferred (owned by individuals & entities that also have outstanding subordinated debt that is considered equity subordinations), and Class B Preferred (issued with one member). The Class A and B Preferred membership interests receive an allocation of income solely based on their individual unit investments at a stated rate of interest. Residual income, after allocation of the preferred membership interests, is credited to the Managing Member.

The Company will continue in perpetuity or up to the occurrence of any of the events described in the Operating Agreement.

NOTE 6.   NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to SEA Rule 15c3-1, the Uniform Net Capital Rule. The Company has elected the alternative standard which requires the maintenance of minimum net capital equal to the greater of 2% of combined aggregate debit items, as defined, or $250,000. In addition, this Rule may limit the amount of equity capital that can be withdrawn by its members. At December 31, 2023, the Company's net capital of $49,305,147 calculated under SEA Rule 15c3-1, was $45,857,940 in excess of its minimum requirement of $3,447,207.

NOTE 7.   FAIR VALUE MEASUREMENTS

The Company's recurring assets and liabilities recorded at fair value are categorized below based upon a fair value hierarchy in accordance with ASC 820 at December 31, 2023. See Note 2 for a definition and discussion of the Company's policies regarding this hierarchy, as well as the valuation approach for Level 2 and Level 3 investments. There has been no change in the valuation approach during the year.

Assets

Securities owned at fair value	Level 1	Level 2	Total
US Treasury securities	$ 55,861,116	$ -	$ 55,861,116
Options		64	64
Total	$ 55,861,116	$ 64	$ 55,861,180

The Company didn't hold any assets or liabilities valued using level 3 inputs at December 31, 2023. During the six months ended December 31, 2023, there were no transfers in or out of Level 3 of the fair value hierarchy.

Fair Value of Short-Term Financial Instruments

The carrying amount of cash; receivables/payables from customers and non-customers; receivables from brokers, dealers, and clearing organizations; payables to brokers, dealers, and clearing organizations; subordinated loans/secured demand notes; securities sold under agreements to repurchase; short-term borrowings; and accrued expenses approximate fair value because of the short maturity of these financial instruments. Any fair value changes for subordinated loans that mature after December 31, 2024 would be offset by the fair value changes of the related secured demand notes. Additionally, the commitments (e.g., unused line of credit) will be funded at current market rates if drawn upon. Accordingly, the fair value of such commitments is considered to be the same as the commitment amount.

Securities Borrowed and Securities Loaned

The Company borrows securities from other brokers or dealers to make deliveries or to facilitate short sales. Securities borrowed are accounted for as collateralized financings and are recorded at contract value, representing the amount of cash provided for securities borrowed transactions (generally 5% in excess of market values). The adequacy of the collateral deposited for securities borrowed is continuously monitored and adjusted when considered necessary to minimize the risk associated with this activity. As of December 31, 2023, the contract value was $15,272,221 and the respective collateral market value of borrowed securities was approximately $16,406,000.

NOTE 7.   FAIR VALUE MEASUREMENTS (continued)

In securities loaned, the Company receives collateral in the form of cash generally 5% in excess of the market value of the securities loaned. The market value of securities loaned is monitored on a daily basis. As of December 31, 2023, the contract value was $85,167,379 and the respective collateral market value of loaned securities was approximately $80,404,000.

NOTE 8.   RELATED PARTY TRANSACTIONS

Due From Affiliated Companies Under Common Control

The Company was due $8 at December 31, 2023 from Vision Brokerage Services, L.L.C. ("VBS"), an introducing broker under common control, for mutual fund trailer checks received for VFM brokers. VBS paid VFM $1,165 for the six months ended December 31, 2023.

The Company shares certain personnel, office space, and provides certain hardware, software, and technology solutions to High Ridge Futures LLC ("HRF"), a registered futures independent introducing broker under common control. The amount paid to the Company by HRF was $133,283 for the six months ended December 31, 2023. At December 31, 2023, the Company was owed $97,840 by HRF.

The Company shares office space and supplies with Vision Investment Advisors, LLC ("VIA"), a SEC registered investment advisor under common control, for which it charges $600 per month. The total received by VIA was $3,600 for the six months ended December 31, 2023 and the Company was owed $600 at December 31, 2023.

Subordinated Liabilities

At December 31, 2023, the Company owed $11,800,000 of subordinated liabilities to related parties. During the six months ended December 31, 2023, $393,236 of interest was paid on these subordinated liabilities at interest rates between 6% and 8% per annum.

NOTE 9.   CONTINGENCIES AND GUARANTEES

In the normal course of business, the Company can be subject to various litigation from its customers, correspondents, employees, vendors, and competitors. Various actions can be filed as civil litigation or in an arbitration forum. Presently, Vision is involved in an action that the Company is vigorously defending. It involves a previous customer of its futures affiliate that has filed federal court litigation that included the Company. At a minimum, defending the Company in a federal court civil action is costly and potentially lengthy. The Company has determined that, going forward, it may be impacted by this action and has reserved $500,000 as of December 31, 2023. The reserve is included in accounts payable, accrued expenses, and others on the Statement of Financial Condition for the year ended December 31, 2023. The actual amounts of any adverse final court or arbitration awards, or other determinations are not yet known, but the Company believes it is fully reserved at December 31, 2023.

NOTE 9.   CONTINGENCIES AND GUARANTEES (continued)

Furthermore, the Company operates in a highly regulated industry. It is subject to regulatory oversight by many federal regulators such as the Securities and Exchange Commission, Department of the Treasury, Department of Labor, among others. Additionally, it is subject to regulatory oversight by its self-regulator, FINRA, its clearinghouses, OCC, NSCC, DTC, and MSRB. Also regulated by the many stock and options exchanges to which it is a member. Finally, the Company is registered in all 50 states which also maintain regulatory oversight. The Company, in its normal course of business, responds to many regulatory audits and various regulatory inquiries. These matters involve all aspects of the Company's securities brokerage business. Although there are no regulatory actions presently open, there exists the possibility of future actions which the Company would likely defend, although such defense would be costly and time consuming.

NOTE 10.   LEASE COMMITMENTS

Effective July 1, 2019 the Company adopted ASU 2016-02 (ASC 842), Leases. The Company has two leases for office space as of December 31, 2023 with the following expirations: May and December 2024.   The leases include base rent and the tenants' pro rata share of operating expenses and taxes. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The weighted-average discount rate in connection with the Company's operating leases is 5%. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e. present value of the remaining lease payments), plus unamortized initial direct costs, plus or minus any prepaid or accrued lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term. The weighted average remaining lease term is 1 year.

NOTE 10.   LEASE COMMITMENTS (continued)

The following is a schedule detailing future minimum office space operating lease payments:

Year ending December 31,

2024	$ 532,816
Total	$532,816
Less:	
Imputed Interest	(11,018)
Total operating lease liability	$521,798

Rent expense incurred for the six months ended December 31, 2023 was $289,828 net of High Ridge Futures LLC, reimbursement of $28,128. HRF's future reimbursement to the Company for the year ending December 31, 2024 would be $49,594.

NOTE 11.   EMPLOYEE BENEFIT PLAN

The Company sponsors a savings plan under section 401(k) of the Internal Revenue Code. All eligible employees, as defined, may elect to contribute to the plan and are entitled, upon termination or retirement, to their vested portions of the assets held by the trustee. The Company matches contributions made by employees up to a specified limit. The Company contributed $73,832 for the six months ended December 31, 2023.

NOTE 12.   FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various securities transactions through agreements with 3rd party brokers or dealers and executing brokers of certain correspondents.

For securities, these activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's clearing agreements with brokers or dealers for which it provides clearing services indemnify the Company if customers fail to satisfy their contractual obligation. In general, the Company requires a risk deposit from the introducing broker-dealers. In the event the customer or broker does not perform, and the associated risk deposit is not enough to cover the exposure, the Company is at risk of loss.

NOTE 12.   FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (continued)

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company directly clears and carries customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations which could result in a loss to the Company. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker or dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to settlement risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company temporarily loans securities to other broker-dealers in connection with its business.

The Company receives cash collateral valued at 105% of the securities loaned. Increases in securities prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. After each trading day, the loans are marked to the market. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by requiring credit approvals for counterparties and periodically reviewing their credit standing, by monitoring the market value of securities loaned on a daily basis, and by requiring additional cash collateral when necessary.

The Company temporarily borrows securities from other broker-dealers in connection with its business. The Company deposits cash collateral valued at 105% of the securities borrowed. After each trading day, the borrows are marked to the market. Decreases in securities prices may cause the fair value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return the cash deposited, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company controls this risk by requiring credit approvals for counterparties and periodically reviewing their credit standing, by monitoring the collateral values on a daily basis, and by requiring collateral exceeding 105% of securities borrowed to be returned by the counterparties when necessary.

VISION FINANCIAL MARKETS LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
FOR THE SIX MONTHS ENDED
DECEMBER 31, 2023

NOTE 13.   REGULATORY MATTERS

The Company operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments and require compliance with financial and customer-related protection. The consequences of noncompliance can include substantial monetary and nonmonetary penalties. In addition, the Company is subject to comprehensive examination and supervision by governmental and self-regulatory agencies. These regulatory agencies have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine that such operations are unsound, fail to comply with applicable law, or are otherwise inconsistent with the regulations or the supervisory policies of these agencies. See Note 9.

NOTE 14.   SHORT-TERM BORROWINGS

Short Term Borrowings: The Company had three secured lines of credit with a capacity of $70 million at December 31, 2023. The Company had $0 outstanding on all the lines at December 31, 2023. The Company pays interest on outstanding loan balances at the federal funds rate plus 1%, federal funds plus .75% over the index with minimum interest rate of 4% per annum, and the greater of the Prime Rate plus 2% or 6.50%.

NOTE 15.   SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 29, 2024, the date the financial statements were available to be issued, and no events have been identified which require disclosure.